UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

H2Diesel Holdings, Inc.

(f/k/a Wireless Holdings, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

97654B100

(CUSIP Number)

David R. Ames Chief Executive Officer and President Xethanol Corp. 1185 Avenue of the Americas, 20th Floor New York, New York 10036 (646) 723-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 97654B100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xethanol Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5, 670,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5, 670,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5, 67 0,000(See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32 .84%

14	TYPE OF REPORTING PERSON (See Instructions) CO

The Schedule 13D filed November 15, 2006 by Xethanol Corporation (“Xethanol”) relating to the common stock, par value par value $0.001 per share (“Common Stock”), of H2Diesel Holdings, Inc. (f/k/a Wireless Holdings, Inc.), a Florida corporation (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 1.	Security and Issuer

This statement refers to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 11111 Katy Freeway, Suite 910 Houston, Texas 77079,

Item 5.	Interest in Securities of the Issuer.

(a)       Based upon i nformation provided in the Quarterly Report on Form 10-QSB filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2007, as of November 9, 2007 there were 17,266,150 shares of Common Stock issued and outstanding. Xethanol may be deemed to beneficially own 5,670,000 shares of Common Stock, representing 32.84% of the shares of Common Stock outstanding.

(b)       Xethanol has sole power to vote and dispose of 5,670,000 shares of Common Stock.

(c)      In the past sixty calendar days, Xethanol has disposed of shares of Common Stock in the amounts and for the prices shown below on the following table.

Date of Disposition	Number of Shares	Price per Share ($)

02/04/08	10,000	4.612
02/07/08	5 ,000	5.021
02/12/08	5,000	5.15
02/15/08	500	4.85
02/19/08	159,500	4.2813

(d)       Not Applicable.

(e)       Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21 , 2008
XETHANOL CORPORATION

	By:	/s/ Gary Flicker
Name: Gary Flicker
Title: Chief Financial Officer

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